QuickLinks -- Click here to rapidly navigate through this document

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2002	SONERA CORPORATION

	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR

	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

QuickLinks

SIGNATURES